SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 12, 2009

FOR IMMEDIATE RELEASE

Cimatron Reports Financial Results
for the Second Quarter and First Six Months of 2009

Givat Shmuel, Israel, – August 11, 2009 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter and first six months of 2009.

Danny Haran, President and Chief Executive Officer of Cimatron, said, “It has been another challenging quarter for Cimatron and the industry in general. The results are in line with our expectations, and reflect steady maintenance revenues alongside lower product sales. While we are receiving initial signs from some of our customers, indicating some stabilization in their businesses, these indications are not yet translating into higher software sales. We remain confident that our highly ranked market position, combined with investment in product development and marketing, will be well rewarded as the markets finally recover from the current downturn. In the meantime, we are pleased that our maintenance revenues held up very well, indicating the breadth and strength of our installed base, and that our budget control measures helped us stay mostly balanced and preserve cash in the second quarter of 2009, thereby keeping our balance sheet in solid shape, in spite of the drop in revenues compared to the second quarter of 2008.” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP figures in the second quarter and first six months of 2009:

There is no difference between GAAP and non-GAAP revenues in 2009. Revenues on a non-GAAP basis in 2008 excluded the effect of business combination accounting rules on the acquired deferred maintenance revenue balance of Gibbs System Inc. that was merged into Cimatron in early 2008. Expenses on a non-GAAP basis in 2009 and 2008 exclude the non-cash amortization of acquired intangible assets of Microsystem and Gibbs, and the effect of deferred taxes.

GAAP:

Revenues for the second quarter of 2009 were $8.1 million, compared to $10.7 million recorded in the second quarter of 2008. For the first six months of 2009, revenues were $16.0 million, compared to $20.7 million in the same period of 2008.

Gross Income for the second quarter of 2009 was $6.6 million as compared to $8.8 million in the same period in 2008. Gross margin in the second quarter of 2009 was 81% of revenues, compared to a gross margin of 82% in the second quarter of 2008. For the first six months of 2009, gross income was $12.9 million, compared to $16.8 million in the same period of 2008. Gross margin for the six months ended on June 30th, 2009 was 81% of revenues, same as in the first six months of 2008.

Operating loss in the second quarter of 2009 was $(317) thousand, compared to an operating profit of $73 thousand in the second quarter of 2008. In the first six months of 2009, Cimatron recorded an operating loss of $(829) thousand, compared to an operating loss of $(145) thousand in the first six months of 2008.

Net Loss for the second quarter of 2009 was $(83) thousand, or $(0.01) per diluted share, compared to a net profit of $205 thousand, or $0.02 per diluted share recorded in the same quarter of 2008. In the first six months of 2009 net loss was $(646) thousand, or $(0.07) per diluted share, compared to a net loss of $(93) thousand, or $(0.01) per diluted share, in the first six months of 2008.

Non-GAAP:

Revenues on a non-GAAP basis for the second quarter of 2009 were $8.1 million, compared to $10.9 million recorded in the second quarter of 2008. For the first six months of 2009, revenues were $16.0 million, compared to $21.2 million in the same period of 2008.

Gross Income on a non-GAAP basis for the second quarter of 2009 was $6.7 million as compared to $9.2 million in the same period in 2008. Gross margin in the second quarter of 2009 was 83% of revenues, compared to 84% in the second quarter of 2008. In the first six months of 2009, gross income on a non-GAAP basis was $13.2 million, compared to $17.6 million in the first six months of 2008. Gross margin on a non-GAAP basis for the six months ended on June 30th, 2009 was 83% of revenues, same as in the first six months of 2008.

Operating Loss on a non-GAAP basis in the second quarter of 2009 was $(70) thousand, compared to an operating profit of $568 thousand in the second quarter of 2008. In the first six months of 2009, Cimatron reports an operating loss of $(335) thousand, compared to operating income of $844 thousand in the first six months of 2008.

Net profit on a non-GAAP basis for the second quarter of 2009 was $73 thousand, or $0.01 per diluted share, compared to a net profit of $740 thousand, or $0.08 per diluted share recorded in the same quarter of 2008. In the first six months of 2009, net loss was $(332) thousand, or $(0.04) per diluted share, compared to a net profit of $974 thousand, or $0.10 per diluted share, in the first six months of 2008.

Conference Call

Cimatron’s management will host a conference call tomorrow, August 12th, 2009 at 9:30 EST, 16:30 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-281-1167

International: +972-3-9180650

Israel: 03-9180650

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Total revenue	8,123	10,701	15,966	20,707

Total cost of revenue	1,539	1,922	3,047	3,916

Gross profit	6,584	8,779	12,919	16,791

Research and development expenses, net	1,477	1,833	2,892	3,590

Selling, general and administrative expenses	5,424	6,873	10,856	13,346

Operating income (loss)	(317)	73	(829)	(145)

Financial income (expenses), net.	132	80	(9)	35

Taxes on Income	85	48	166	7

Other	17	4	26	10

Net income (loss)	$(83)	$205	$(646)	$(93)

Net income (loss) per share - basic and diluted	$(0.01)	$0.02	$(0.07)	$(0.01)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,181	9,386	9,202	9,371

Diluted EPS (in thousands)	9,181	9,441	9,202	9,425

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2009			2008			2009			2008
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	8,123		8,123	10,701	248	10,949	15,966		15,966	20,707	495	21,202

Total cost of revenue (2)	1,539	(147)	1,392	1,922	(147)	1,775	3,047	(294)	2,753	3,916	(294)	3,622

Gross profit	6,584	147	6,731	8,779	395	9,174	12,919	294	13,213	16,791	789	17,580

Research and development expenses, net	1,477		1,477	1,833	-	1,833	2,892		2,892	3,590		3,590

Selling, general and administrative expenses (2)	5,424	(100)	5,324	6,873	(100)	6,773	10,856	(200)	10,656	13,346	(200)	13,146

Operating income (loss)	(317)	247	(70)	73	495	568	(829)	494	(335)	(145)	989	844

Financial income (expenses), net.	132	-	132	80	-	80	(9)		(9)	35		35

Taxes on Income (3)	85	(91)	(6)	48	40	88	166	(180)	(14)	7	78	85

Other	17	-	17	4	-	4	26		26	10		10

Net income (loss)	$(83)	$156	$73	$205	$535	$740	$(646)	$314	(332)	(93)	$1,067	974

Net income (loss) per share - basic and diluted	$(0.01)		$0.01	$0.02		$0.08	$(0.07)		$(0.04)	$(0.01)		$0.10

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,181		9,181	9,386		9,386	9,202		9,202	9,371		9,371

Diluted EPS (in thousands)	9,181		9,181	9,441		9,441	9,202		9,202	9,425		9,425

(1)	Non-GAAP adjustment related to Gibbs’ assumed support contracts that were not recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.

(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(3)	Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2009	2008

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$8,595	$5,727
Trade receivables	5,828	7,108
Other current assets	3,184	2,697

Total current assets	17,607	15,532

Deposits with insurance companies and severance pay fund	2,844	2,719

Net property and equipment	1,168	1,312

Total other assets	13,796	14,307

Total assets	$35,415	$33,870

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$116	$155
Trade payables	2,207	1,865
Accrued expenses and other liabilities	6,778	7,348
Deferred revenues	5,365	2,348

Total current liabilities	14,466	11,716

LONG-TERM LIABILITIES:
Accrued severance pay	3,995	3,933
Long-term loan	247	293
Deferred tax liability	1,547	1,729

Total long-term liabilities	5,789	5,955

Minority interest	(25)	(4)

Total shareholders' equity	15,185	16,203

Total liabilities and shareholders' equity	$35,415	$33,870